Exhibit (a)(5)(D)

Ad hoc: Ad-hoc-announcement according to section 15 WpHG

Not for release, publication or distribution, directly or indirectly, in or into the United States of America, Australia, Canada or Japan

Linde AG approves capital increase

Munich, 9 July 2012 - With the approval of the Supervisory Board the Executive Board of Linde AG approved a capital increase from authorised capital against cash contribution of up to EUR 33,280,000.00 by issuing up to 13,000,000 new no-par-value bearer shares with exclusion of subscription rights of the shareholders.

The new shares will be offered to institutional investors within an international private placement by way of an accelerated bookbuilding. A public offer will not take place.

The capital increase is one element of the funding of the intended acquisition of Lincare Holdings Inc. by Linde AG. The total consideration of the acquisition will be USD 4.6 bn.

The issue price is expected to be set and published on 10th July 2012.

This announcement does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, securities to any person in Australia, Canada, Japan, or the United States of America (the “United States”) or in any jurisdiction to whom or in which such offer or solicitation is unlawful. The securities referred to herein may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada or Japan. The offer and sale of the securities referred to herein has not been and will not be registered under the Securities Act or under the applicable securities laws of Australia, Canada or Japan. There will be no public offer of the securities in the United States.

The tender offer described herein has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell shares of Lincare Holdings Inc. common stock. At the time the tender offer is commenced, Linde will file a tender offer statement with the United States Securities and Exchange Commission (the “SEC”). Lincare Holdings Inc.  shareholders are strongly advised to read the tender offer documents that will be filed with the SEC because they will contain important information that Lincare Holdings Inc. shareholders should consider before tendering their shares. These documents will be available for free at the SEC's website (http://www.sec.gov) and by directing a request to Linde AG, Klosterhofstraße 1, 80331 Munich, Germany.

Linde Aktiengesellschaft
Klosterhofstr. 1
80331 Munich
www.linde.com
info@linde.com

ISIN:     DE0006483001

For further information:

Media Uwe Wolfinger Tel: +49.89.35757-1320 Matthias Dachwald Tel: +49.89.35757-1333	Investor Relations Dr. Dominik Heger Tel: +49.89.35757-1334 Lisa Tilmann Tel: 49.89.35757-1328